Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

December 10, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated November 14, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: December 10, 2008

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
November 14, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN RECEIVES REGULATORY APPROVAL FOR RE-PRICING OF WARRANTS

Oromin Explorations Ltd. (“Oromin”) is pleased to announce that further to its news release of September 16, 2008 it has received regulatory approval to reduce the price of 4,231,450 share purchase warrants issued as part of a unit private placement on December 7, 2006 (the “Warrants”) from $2.20 per share to $1.22 per share.  The expiry date remains December 7, 2008.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.  Cautionary note to U.S. investors - the United States Securities And Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F registration statement, file no. 000-30614. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtm

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 14, 2008

Item 3.

Press Release

November 14, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer receives regulatory approval for re-pricing of warrants.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 14th day of November, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
November 14, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN RECEIVES REGULATORY APPROVAL FOR RE-PRICING OF WARRANTS

Oromin Explorations Ltd. (“Oromin”) is pleased to announce that further to its news release of September 16, 2008 it has received regulatory approval to reduce the price of 4,231,450 share purchase warrants issued as part of a unit private placement on December 7, 2006 (the “Warrants”) from $2.20 per share to $1.22 per share.  The expiry date remains December 7, 2008.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.  Cautionary note to U.S. investors - the United States Securities And Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F registration statement, file no. 000-30614. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtm